Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

Pulse Biosciences, Inc. Hayward, CA 94545 (510) 906-4600

April 14, 2020

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549-3561
Attention:
Mr. Jeffrey Gabor
Ms. Celeste Murphy

Re: Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed April 6, 2020
File No. 333-237577

Ladies and Gentlemen:

On behalf of our client, Pulse Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 9, 2020 regarding the above-referenced Registration Statement on Form S-3 (the “Form S-3”). Concurrent with this letter, we are filing an amended Registration Statement on Form S-3/A (the “Form S-3/A”). For your convenience, we have reproduced the Staff’s comments below in italics, followed by our corresponding responses.

Registration Statement on Form S-3 filed April 6, 2020

General

1. We note that Mr. Duggan beneficially owns approximately 43% of your outstanding common stock prior to this rights offering and has indicated that he intends to exercise all of his basic subscription rights and any over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to availability. As a result, Mr. Duggan may acquire a majority of your common stock. Please provide us with an analysis of whether this rights offering is a transaction or series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Exchange Act Rule 13e-3(a)(3)(ii). If you do not currently intend to take actions that would result in a going private effect as described in Exchange Act Rule 13e-3(a)(3)(ii), please confirm in your response letter and within the disclosure that the rights offering is not a transaction or series of transactions which has either a reasonable likelihood or a purpose of producing a “going private effect” as specified in Exchange Act Rule 13e-3.

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO
SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission
April 14, 2020

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has reviewed the requirements of Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the reasons set forth below, the Company has concluded that its rights offering does not and will not constitute a transaction or series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, a “going private effect” as specified in Rule 13e-3. The Company further confirms that it does not currently intend to take actions that would result in such a “going private effect.”  The Company has revised its disclosure in the Form S-3/A to indicate its conclusion as stated above.

An issuer’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects: (A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 promulgated under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 promulgated under the Exchange Act; or suspension under Rule 12h-3 promulgated under the Exchange Act or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

As further detailed below, the Company respectfully submits that the purpose of the rights offering is to raise additional capital for the Company, and the rights offering is neither reasonably likely to produce, nor intended to produce, the effects set forth in Rule 13e-3(a)(3)(ii)(A) or (B).

In connection with the rights offering, all stockholders of the Company who were holders on the record date to be determined by the Company (the “Record Date”) will receive one non-transferable subscription right for each share of the Company’s common stock that it owned as of the Record Date (the “Basic Subscription Right”). In addition, the over-subscription right in the rights offering (the “Over-Subscription Right”) further provides stockholders that exercise all of their Basic Subscription Rights the opportunity to purchase the shares that are not purchased by other stockholders. Both the Basic Subscription Right and the Over-Subscription Right are non-transferable unless required by operation of law. Given the structure of the rights offering, the number of stockholders of the Company will not change due to the right offering, regardless of the level of participation in the rights offering by Mr. Duggan (or any other stockholder of the Company), and whether or not Mr. Duggan acquires a majority of the outstanding shares of the Company’s common stock. In fact, the rights offering itself will have the effect of the Company’s existing stockholders either maintaining or increasing the number of shares of the Company’s common stock that they hold, depending on whether and to what extent they choose to participate in the rights offering.

Securities and Exchange Commission
April 14, 2020

As a result of the structure of the rights offering, it will not cause the reporting obligations with respect to the Company’s common stock to become eligible for suspension under Rule 12h-3 for the following reasons: (i) as noted above, the number of recordholders of the Company following the rights offering will not change due to the rights offering and accordingly will not be reduced to less than 300 persons (and the Company hereby confirms that its total assets have exceeded $10 million on the last day of each of the Company’s three most recent fiscal years), and (ii) the Company’s common stock will not be deregistered pursuant to Section 12(d) of the Exchange Act. In addition, Section 15(d) of the Exchange Act is currently inapplicable as the Company’s common stock is, and will continue to be, registered pursuant to Section 12 of the Exchange Act, and Rule 12h-6 is inapplicable as the Company is not a foreign private issuer.

The Company’s common stock is listed on the Nasdaq Capital Market and the Company intends to maintain such listing following completion of the rights offering. As noted above, the number of stockholders of the Company will not change due to the rights offering and accordingly will not be reduced below the 300 public holders required for continued listed on the Nasdaq Capital Market. Furthermore, the Company expects that it will also continue to satisfy the other continued listed requirements of Nasdaq to remain listed on the Nasdaq Capital Market.

* * * * *

If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of the responses, please feel free to contact me at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Andrew D. Hoffman

Andrew D. Hoffman

cc:

Darrin R. Uecker, Chief Executive Officer of Pulse Biosciences, Inc.

Sandra A. Gardiner, Chief Financial Officer of Pulse Biosciences, Inc.